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                          December 14, 2023

       Tara Y. Harrison
       Executive Vice President & Chief Financial Officer
       Virginia National Bankshares Corporation
       404 People Place
       Charlottesville, VA 22911

                                                        Re: Virginia National
Bankshares Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
December 1, 2023
                                                            File No. 001-40305

       Dear Tara Y. Harrison:

              We have reviewed your December 1, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 17, 2023 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Presentations, page 33

   1. We note your response to comment one. In regards to your non-GAAP measure for "ACL
                                                        + fair value mark to
total loans," your adjustment adding the purchase accounting fair value marks represents
an individually tailored recognition and measurement method, which could result in a
financial measure that violates Rule 100(b) of Regulation
                                                        G. Therefore, please
remove this non-GAAP financial measure from your future filings.
              Please contact Jee Yeon Ahn at 202-551-3673 or Robert Klein at 202-551-3847 if you
       have questions regarding comments on the financial statements and related matters.
 Tara Y. Harrison
Virginia National Bankshares Corporation
December 14, 2023
Page 2

FirstName LastNameTara Y. Harrison                    Sincerely,
Comapany NameVirginia National Bankshares Corporation
                                                      Division of Corporation
Finance
December 14, 2023 Page 2                              Office of Finance
FirstName LastName